

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 16, 2010

Via U.S. Mail
Mr. Frederick Ziegler
Chief Executive Officer
Rangeford Resources, Inc.
8541 North Country Road 11
Wellington, Colorado 80549

> **Re: Rangeford Resources, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2010**
> **Item 4.01 Form 8-K/A**
> **Filed February 8, 2010**
> **File No. 333-152104**

Dear Mr. Ziegler:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A Filed February 8, 2010

1.   We have reviewed your amended Form 8-K and reissue the comment 1 in our comment letter dated January 25, 2010. Please revise your disclosure to explicitly state whether or not The Blackwing Group, LLC's audit reports on your financial statements for the past two years were qualified as to uncertainty, audit scope, or accounting principles and describe the nature of the qualification. In this respect, your disclosure should not provide any qualifying language, such as "except that". We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3461 with any other questions.

          Sincerely,

          Chris White
          Branch Chief